Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:

Linda Chien

Investor Relations

51job, Inc.

+86-21-6879-6250

ir@51job.com

51job, Inc. Reports First Quarter 2019 Financial Results

SHANGHAI, May 9, 2019 – 51job, Inc. (Nasdaq: JOBS) (“51job” or the “Company”), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the first quarter of 2019 ended March 31, 2019.

First Quarter 2019 Financial Highlights:

•	Net revenues increased 12.4% over Q1 2018 to RMB911.9 million (US$135.9 million)
•	Online recruitment services revenues increased 11.9%
•	Other human resource related revenues increased 13.5%
•	Gross margin was 72.7% compared with 73.5% in Q1 2018
•	Income from operations increased 20.1% over Q1 2018 to RMB283.5 million (US$42.2 million)
•	Operating margin was 31.1% compared with 29.1% in Q1 2018
•	Loss per share was RMB(1.38) (US$(0.21))
•	Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted fully diluted earnings per share were RMB5.33 (US$0.79)

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, said, “Amid economic uncertainty, we saw a slower start to 2019 as employers exercised more caution with their recruitment plans and activities. Although growth for our online business moderated compared to last year, we continued to make good progress on our key strategic objective of ARPU improvement, which increased 24% in the first quarter. In the other HR services area, the recent implementation of new regulatory standards and procedures, primarily related to the significant overhaul of the individual income tax law in China, resulted in some short-term pain to our HR outsourcing business. However, despite these tougher market conditions, we achieved solid non-GAAP profitability in the first quarter by leveraging our strengths in operating efficiency and cost effectiveness. As we navigate through this period of softer demand and await more market visibility, we will stay focused on our high quality growth strategy, maintain financial discipline by balancing investments and returns, and continue to expand 51job’s footprint in the HR services industry in China.”

- more -

51job, Inc. Reports First Quarter 2019 Financial Results May 9, 2019 Page 2

First Quarter 2019 Unaudited Financial Results

Net revenues for the first quarter ended March 31, 2019 were RMB911.9 million (US$135.9 million), an increase of 12.4% from RMB811.3 million for the same quarter in 2018.

Online recruitment services revenues for the first quarter of 2019 were RMB613.4 million (US$91.4 million), representing an 11.9% increase from RMB548.3 million for the same quarter of the prior year. The growth was driven by higher revenue per unique employer, which was partially offset by a decrease in the number of unique employers utilizing the Company’s online services. Average revenue per unique employer increased 24.5% in the first quarter of 2019 as compared with the same quarter in 2018, due to up-selling efforts that resulted in the purchase of multiple and/or higher value online products and services as well as the Company’s continued reallocation of sales resources away from smaller sized customer accounts. In line with the Company’s strategic priority to focus more attention on higher potential employers and moderate new user additions, the estimated number of unique employers decreased 10.2% to 337,166 in the first quarter of 2019 compared with 375,290 for the same quarter of the prior year. The estimated number of unique employers in the first quarter of 2019 reflects those employers currently assigned a unique identification number in the Company’s management information systems and does not include employers utilizing Lagou.com.

Other human resource related revenues for the first quarter of 2019 increased 13.5% to RMB298.5 million (US$44.5 million) from RMB263.0 million for the same quarter in 2018. The increase was primarily due to greater usage and growth of business process outsourcing, training and assessment services.

Gross profit for the first quarter of 2018 increased 11.1% to RMB662.5 million (US$98.7 million) from RMB596.4 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 72.7% in the first quarter of 2019 compared with 73.5% for the same quarter in 2018 due to higher employee compensation expenses.

Operating expenses for the first quarter of 2019 increased 5.2% to RMB379.0 million (US$56.5 million) from RMB360.3 million for the same quarter in 2018. Sales and marketing expenses for the first quarter of 2019 increased 5.1% to RMB288.7 million (US$43.0 million) from RMB274.8 million for the same quarter of the prior year primarily due to higher employee compensation expenses and greater advertising expenses. General and administrative expenses for the first quarter of 2019 increased 5.5% to RMB90.2 million (US$13.4 million) from RMB85.5 million for the same quarter of the prior year primarily due to higher employee compensation expenses.

Income from operations for the first quarter of 2019 increased 20.1% to RMB283.5 million (US$42.2 million) from RMB236.0 million for the first quarter of 2018. Operating margin, which is income from operations as a percentage of net revenues, was 31.1% in the first quarter of 2019 compared with 29.1% for the same quarter in 2018. Excluding share-based compensation expense, operating margin would have been 34.3% in the first quarter of 2019 compared with 31.9% for the same quarter in 2018.

- more -

51job, Inc. Reports First Quarter 2019 Financial Results May 9, 2019 Page 3

The Company recognized a gain from foreign currency translation of RMB13.8 million (US$2.1 million) in the first quarter of 2019 compared with RMB36.3 million in the first quarter of 2018 primarily due to the impact of the change in exchange rate between the Renminbi and the U.S. dollar on the Company’s U.S. dollar cash deposits and U.S. dollar-denominated convertible senior notes issued in 2014.

In the first quarter of 2019, the Company recognized a mark-to-market, non-cash loss of RMB418.8 million (US$62.4 million) associated with a change in fair value of convertible senior notes compared with RMB589.1 million in the first quarter of 2018. The non-cash loss was a result of the significant increase in the price of the Company’s American Depositary Shares (“ADSs”) traded on the Nasdaq Global Select Market during the first quarter of 2019 and its corresponding effect on the fair value of the convertible senior notes.

Other income in the first quarter of 2019 included local government financial subsidies of RMB62.5 million (US$9.3 million) compared with RMB0.6 million in the first quarter of 2018.

Net loss attributable to 51job for the first quarter of 2019 was RMB(84.8) million (US$(12.6) million) compared with RMB(332.8) million for the same quarter in 2018. Loss per share for the first quarter of 2019 was RMB(1.38) (US$(0.21)) compared with RMB(5.46) for the same quarter in 2018.

In the first quarter of 2019, total share-based compensation expense was RMB29.3 million (US$4.4 million) compared with RMB22.8 million in the first quarter of 2018.

Excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, non-GAAP adjusted net income attributable to 51job for the first quarter of 2019 increased 44.0% to RMB349.5 million (US$52.1 million) compared with RMB242.7 million for the first quarter of 2018. Non-GAAP adjusted fully diluted earnings per share were RMB5.33 (US$0.79) in the first quarter of 2019 compared with RMB3.76 in the first quarter of 2018.

As of March 31, 2019, cash and short-term investments totaled RMB9,432.8 million (US$1,405.5 million) compared with RMB8,834.2 million as of December 31, 2018.

- more -

51job, Inc. Reports First Quarter 2019 Financial Results May 9, 2019 Page 4

Business Outlook

Based on current market and operating conditions, the Company’s net revenues target for the second quarter of 2019 is in the estimated range of RMB935 million to RMB975 million (US$139.3 million to US$145.3 million). Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the future impact of certain items, such as gain/loss from foreign currency translation and change in fair value of convertible senior notes. The Company is not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such future impact and changes. Excluding share-based compensation expense, any gain or loss from foreign currency translation, and any mark-to-market gain or loss associated with a change in fair value of convertible senior notes, as well as the related tax effect of these items, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2019 is in the estimated range of RMB4.15 to RMB4.45 (US$0.62 to US$0.66) per share. The Company expects total share-based compensation expense in the second quarter of 2019 to be in the estimated range of RMB29 million to RMB30 million (US$4.3 million to US$4.5 million).

Subsequent Event

The convertible senior notes issued by the Company matured on April 15, 2019, and all holders chose to convert the notes into the Company’s ADSs. The principal amount of US$172.5 million was converted into 4,035,664 ADSs, which was approximately 6.5% of shares outstanding as of March 31, 2019.

Presentation and Reclassification of Government Surcharges

Beginning January 1, 2019, the Company’s presentation of government surcharges has changed, and government surcharges have been included in cost of services. The prior year’s amount of government surcharges has been reclassified to conform with the current year’s presentation. This reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.7112 to US$1.00, the noon buying rate on March 29, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information

The Company’s management will hold a conference call at 10:00 p.m. Eastern Time on May 9, 2019 (10:00 a.m. Beijing / Hong Kong time zone on May 10, 2019) to discuss its first quarter 2019 financial results, operating performance and business outlook. To dial in to the call, please use the following telephone numbers:

US: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: +852-3018-4992

Conference ID: 51job

- more -

51job, Inc. Reports First Quarter 2019 Financial Results May 9, 2019 Page 5

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), 51job uses non-GAAP financial measures of income before income tax expense, income tax expense, adjusted net income, adjusted net income attributable to 51job and adjusted earnings per share, which are adjusted from results based on GAAP to exclude share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items. The Company believes excluding share-based compensation expense and its related tax effect from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect, from its non-GAAP financial measures is useful for its management and investors as such translation or mark-to-market loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP financial measures excluding share-based compensation expense, gain from foreign currency translation and change in fair value of convertible senior notes, as well as the related tax effect of these items, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job

Founded in 1998, 51job is a leading provider of integrated human resource services in China. With a comprehensive suite of HR solutions, 51job meets the needs of enterprises and job seekers through the entire talent management cycle, from initial recruitment to employee retention and career development. The Company’s main online recruitment platforms (http://www.51job.com, http://www.yingjiesheng.com, http://www.51jingying.com, and http://www.lagou.com), as well as mobile applications, connect millions of people with employment opportunities every day. 51job also provides a number of other value-added HR services, including business process outsourcing, training, professional assessment, campus recruitment, executive search and compensation analysis. 51job has a call center in Wuhan and a nationwide network of sales and service locations spanning 37 cities across China.

- more -

51job, Inc. Reports First Quarter 2019 Financial Results May 9, 2019 Page 6

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," “targets, "confident" and similar statements. Among other things, statements that are not historical facts, including statements about 51job’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as 51job’s strategic and operational plans, are or contain forward-looking statements. 51job may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All forward-looking statements are based upon management’s expectations at the time of the statements and involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: execution of 51job’s strategies and business plans; behavioral and operational changes of enterprises in meeting their human resource needs as they respond to evolving social, political, regulatory and financial conditions in China; introduction by competitors of new or enhanced products or services; price competition in the market for the various human resource services that 51job provides in China; acceptance of new products and services developed or introduced by 51job outside of the human resources industry; risks related to acquisitions or investments 51job has made or will make in the future; accounting adjustments that may occur during the quarterly or annual close or auditing process; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; and fluctuations in general economic and business conditions in China. Further information regarding these and other risks are included in 51job’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release and based on assumptions that 51job believes to be reasonable as of this date, and 51job undertakes no obligation to update any forward-looking statement, except as required under applicable law.

- more -

51job, Inc. Reports First Quarter 2019 Financial Results May 9, 2019 Page 7

51job, Inc.

Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

Revenues:
Online recruitment services	548,292	613,376	91,396
Other human resource related revenues	262,981	298,485	44,476
Net revenues (Note 2)	811,273	911,861	135,872
Cost of services (Note 3)	(214,895)	(249,364)	(37,156)
Gross profit	596,378	662,497	98,716
Operating expenses:
Sales and marketing (Note 4)	(274,813)	(288,728)	(43,022)
General and administrative (Note 5)	(85,530)	(90,243)	(13,447)
Total operating expenses	(360,343)	(378,971)	(56,469)
Income from operations	236,035	283,526	42,247
Gain from foreign currency translation	36,287	13,780	2,053
Interest and investment income, net	23,014	32,556	4,851
Change in fair value of convertible senior notes	(589,102)	(418,786)	(62,401)
Other income, net	315	62,328	9,287
Loss before income tax expense	(293,451)	(26,596)	(3,963)
Income tax expense	(44,175)	(60,056)	(8,949)
Net loss	(337,626)	(86,652)	(12,912)
Net loss attributable to non-controlling interests	4,814	1,836	274
Net loss attributable to 51job, Inc.	(332,812)	(84,816)	(12,638)

Net loss	(337,626)	(86,652)	(12,912)
Other comprehensive loss	(700)	(318)	(47)
Total comprehensive loss	(338,326)	(86,970)	(12,959)

Loss per share:
Basic	(5.46)	(1.38)	(0.21)
Diluted (Note 6)	(5.46)	(1.38)	(0.21)

Weighted average number of common shares outstanding:
Basic	60,934,455	61,645,331	61,645,331
Diluted	60,934,455	61,645,331	61,645,331

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7112 to US$1.00 on March 29, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Beginning January 1, 2019, government surcharges have been included in cost of services. The prior year's amount amount of government surcharges has been reclassified to conform with the current year's presentation. This reclassification reclassification had no effect on the reported results in the consolidated statements of operations and comprehensive income.

(3) Includes share-based compensation expense of RMB3,569 and RMB4,661 (US$695) for the three months ended March 31, 2018 and 2019, respectively.

(4) Includes share-based compensation expense of RMB3,068 and RMB4,007 (US$597) for the three months ended March 31, 2018 and 2019, respectively.

(5) Includes share-based compensation expense of RMB16,165 and RMB20,618 (US$3,072) for the three months ended March 31, 2018 and 2019, respectively.

(6) Diluted loss per share is calculated in accordance with the "if converted" method. The potential conversion of the convertible senior notes was excluded in the computation of diluted loss per share for the three months ended March 31, 2018 and 2019 because the effect would be anti-dilutive. The impact of share options was also excluded in the computation of diluted loss per share for the three months ended March 31, 2018 and 2019 because the effect would be anti-dilutive.

- more -

51job, Inc. Reports First Quarter 2019 Financial Results May 9, 2019 Page 8

51job, Inc.

Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2018	March 31, 2019	March 31, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

GAAP loss before income tax expense	(293,451)	(26,596)	(3,963)
Add back: Share-based compensation	22,802	29,286	4,364
Subtract: Gain from foreign currency translation	(36,287)	(13,780)	(2,053)
Add back: Change in fair value of convertible senior notes	589,102	418,786	62,401
Non-GAAP income before income tax expense	282,166	407,696	60,749

GAAP income tax expense	(44,175)	(60,056)	(8,949)
Tax effect of non-GAAP line items	(81)	8	1
Non-GAAP income tax expense	(44,256)	(60,048)	(8,948)
Non-GAAP adjusted net income	237,910	347,648	51,801
Non-GAAP adjusted net income attributable to 51job, Inc.	242,724	349,484	52,075

Non-GAAP adjusted earnings per share:
Basic	3.98	5.67	0.84
Diluted (Note 2)	3.76	5.33	0.79

Weighted average number of common shares outstanding:
Basic	60,934,455	61,645,331	61,645,331
Diluted	66,953,934	67,336,334	67,336,334

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7112 to US$1.00 on March 29, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) Diluted earnings per share is calculated in accordance with the "if converted" method. This includes the add-back of interest expense of RMB8,854 and RMB9,403 (US$1,401) related to the convertible senior notes to the numerator of non-GAAP adjusted net income attributable to 51job for the three months ended March 31, 2018 and 2019, respectively. The maximum number of 4,035,672 potentially converted shares related to the convertible senior notes was added to the denominator of diluted common shares for the three months ended March 31, 2018 and 2019.

- more -

51job, Inc. Reports First Quarter 2019 Financial Results May 9, 2019 Page 9

51job, Inc.

Consolidated Balance Sheets

	As of
	December 31, 2018	March 31, 2019	March 31, 2019
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	US$ (Note 1)

ASSETS

Current assets:
Cash	1,968,351	2,289,987	341,219
Restricted cash	5,770	77,910	11,609
Short-term investments	6,865,886	7,142,835	1,064,316
Accounts receivable (net of allowance of RMB11,014 and RMB10,601 as of December 31, 2018 and March 31, 2019, respectively)	230,065	188,830	28,136
Prepayments and other current assets	606,918	444,463	66,227
Total current assets	9,676,990	10,144,025	1,511,507

Non-current assets:
Long-term investments	729,095	729,095	108,639
Property and equipment, net	527,020	282,502	42,094
Goodwill	1,036,124	1,036,124	154,387
Intangible assets, net	244,446	233,786	34,835
Right-of-use assets (Note 2)	—	346,255	51,594
Other long-term assets	9,736	10,025	1,494
Deferred tax assets	15,005	15,530	2,314
Total non-current assets	2,561,426	2,653,317	395,357
Total assets	12,238,416	12,797,342	1,906,864

LIABILITIES, MEZZANINE EQUITY AND EQUITY
Current liabilities:
Accounts payable	49,881	58,220	8,675
Salary and employee related accrual	164,134	90,385	13,468
Taxes payable	191,793	173,140	25,799
Advance from customers	1,126,300	1,194,937	178,051
Convertible senior notes	1,725,182	2,112,914	314,834
Lease liabilities, current (Note 2)	—	38,247	5,699
Other payables and accruals	952,178	965,146	143,811
Total current liabilities	4,209,468	4,632,989	690,337
Non-current liabilities:
Lease liabilities, non-current (Note 2)	—	68,275	10,173
Deferred tax liabilities	210,752	204,565	30,481
Total non-current liabilities	210,752	272,840	40,654
Total liabilities	4,420,220	4,905,829	730,991

Mezzanine equity:
Redeemable non-controlling interests	225,645	223,158	33,252

Shareholders' equity:
Common shares (US$0.0001 par value: 500,000,000 shares authorized, 61,874,716 and 62,482,555 shares issued and outstanding as of December 31, 2018 and March 31, 2019, respectively)	50	51	8
Additional paid-in capital	2,055,036	2,215,585	330,133
Statutory reserves	17,279	17,279	2,575
Accumulated other comprehensive income	254,185	253,867	37,827
Retained earnings	5,242,691	5,157,875	768,547
Total 51job, Inc. shareholders' equity	7,569,241	7,644,657	1,139,090
Non-controlling interests	23,310	23,698	3,531
Total equity	7,592,551	7,668,355	1,142,621
Total liabilities, mezzanine equity and equity	12,238,416	12,797,342	1,906,864

Notes:

(1) The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of RMB6.7112 to US$1.00 on March 29, 2019 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

(2) The Company has adopted ASU No. 2016-02, "Leases," beginning January 1, 2019. Under the new provisions, the Company has recognized right-of-use assets and lease liabilities for all operating leases related to office buildings with terms more than 12 months.

# # #